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                                          Filed by: Northrop Grumman Corporation
                                                                   and NNG, Inc.
                                                  Pursuant to Rule 425 Under the
                                                          Securities Act of 1933
                                        Subject Company: Litton Industries, Inc.
                                                   Commission File No: 333-54800

                                                            Contact:  Bob Bishop
                                                                  (310) 201-3458

For Immediate Release

NORTHROP GRUMMAN EXTENDS
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TENDER OFFER FOR LITTON INDUSTRIES INC.
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     LOS ANGELES -- March 1, 2001 -- Northrop Grumman Corporation (NYSE: NOC)
announced today the extension of its pending tender offer for the common and preferred stock of Litton Industries Inc. (NYSE: LIT) from March 1, 2001, to March 8, 2001, at midnight E.S.T.

     The company, as previously announced, will extend the existing tender offer for all outstanding Litton stock in increments of five business days or less until the Hart-Scott-Rodino and European Union waiting periods have expired as provided in its agreement with Litton. In this regard, Northrop Grumman said it would expect to further extend the tender offer next Friday, March 9, 2001, for an additional five business days.

     Northrop Grumman Corporation, headquartered in Los Angeles, is a world-class, high technology company providing innovative solutions in systems integration, defense electronics and information technology for its U.S. and international military, government and commercial customers, as a prime contractor, principal subcontractor, team member or preferred supplier. The company had revenues of $7.6 billion in 2000 and has a workforce of approximately 39,000 employees.

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                                                                       0301-39

     NNG, Inc., a wholly-owned subsidiary of Northrop Grumman Corporation, has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with its offer to purchase or exchange all of the outstanding capital stock of Litton Industries, Inc. Litton stockholders should read such Registration Statement and any other relevant documents filed with the SEC carefully before making any decisions with respect to the offer to purchase or exchange because these documents contain important information. Copies of the Registration Statement and any related documents filed with the SEC can be obtained free of charge at the website maintained by the SEC at www.sec.gov.